UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Whitestone REIT
(Name of Subject Company)

Whitestone REIT
(Names of Persons Filing Statement)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

James C. Mastandrea Chairman and Chief Executive Officer 2600 South Gessner, Suite 500 Houston, Texas 77063 (713) 827-9595
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPY TO: John A. Good, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103 (901) 543-5901

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Whitestone REIT, a Maryland real estate investment trust (“Whitestone”). The address of Whitestone’s principal executive offices is 2600 South Gessner, Suite 500, Houston, Texas 77063.  The telephone number of Whitestone’s principal executive office is (713) 827-9595.

The title of the class of equity securities to which this Schedule 14D-9 relates is Whitestone’s common shares of beneficial interest, $0.001 par value per share (the “Common Shares”).  As of November 2, 2009, there were 10,337,307 Common Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Whitestone is the person filing this Schedule 14D-9.  Its name, business address and business telephone number are set forth in Item 1 above.  Whitestone is a Maryland real estate investment trust engaged in owning and operating income-producing real properties.

This Schedule relates to the tender offer by MPF INCOME FUND 25, LLC, MPF BLUE RIDGE FUND I, LLC, MPF REIT FUND 1, LLC, MPF SENIOR NOTE PROGRAM II, LP, MP INCOME FUND14, LLC, SCM Special Fund 2, LP and MacKenzie Patterson Fuller, LP (collectively, “MPF”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by MPF with the Securities and Exchange Commission (the “SEC”) on November 24, 2009, pursuant to which MPF is offering to purchase up to 550,000 shares of Whitestone’s Common Shares at a purchase price equal to $3.00 per share, less the amount of any dividends declared or paid with respect to the Common Shares between November 24, 2009 and December 31, 2009, or such other date to which such offer may be extended, upon the terms and subject to the conditions set forth in MPF’s Offer to Purchase dated November 24, 2009 (the “Offer to Purchase”) and the related Assignment Form (the “Assignment Form”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

According to the Schedule TO, the address of the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

With respect to all information described herein as contained in the Offer to Purchase, Assignment Form or Schedule TO, including information concerning MPF or its affiliates, officers or directors, or actions or events with respect to any of them, Whitestone does not take any responsibility for the accuracy or completeness of such information or for any failure by MPF to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as described herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Whitestone or its affiliates and its executive officers, trustees or affiliates.  There are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Whitestone or its affiliates and MPF and its executive officers, directors or affiliates.

Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest between Whitestone or its affiliates and its executive officers, trustees or affiliates is included in the following sections of Whitestone’s Proxy Statement filed on Schedule 14A with the SEC on April 3, 2009 (the “2009 Proxy Statement”), portions of which sections are attached hereto as Annex A and incorporated herein by reference: “Security Ownership Of Certain Beneficial Owners And Management,” “2009 Compensation Actions,” “Executive Officer Compensation,” “Compensation of Trustees” and “Transactions With Related Persons.” Whitestone has not updated the information in Annex A and such information is given as of the date of the 2009 Proxy Statement.

Item 4. The Solicitation or Recommendation.

Whitestone has decided to remain neutral as to the Offer and is expressing no opinion as to whether the holders of the Common Shares should accept or reject the Offer.

Although Whitestone is not making a recommendation with respect to the Offer, Whitestone believes that holders of the Common Shares should carefully consider the factors described in the Letter from Whitestone to Shareholders, dated December 8, 2009, which is incorporated herein by reference in its entirety and filed herewith as Exhibit (a)(2), in making their own decisions of whether to accept or reject the Offer.

Neither Whitestone nor any executive officer, trustee, affiliate or subsidiary of Whitestone currently intends to tender or sell any Common Shares pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither Whitestone, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Common Shares have been effected during the past 60 days by Whitestone or, to the knowledge of Whitestone, by any executive officer, trustee, affiliate or subsidiary of Whitestone.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, (a) Whitestone is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Whitestone’s securities by Whitestone, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Whitestone or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Whitestone or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Whitestone and (b) there are no transactions, resolutions of the Board of Trustees of Whitestone or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” ”will,” “expect,” “estimated,” and “projects” and similar expressions.  These statements are based on assumptions and assessments made by Whitestone in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although Whitestone believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning Whitestone’s performance are set forth in reports and documents filed by Whitestone with the SEC.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

(a)(2)                      Letter from Whitestone to Shareholders dated December 8, 2009.

SIGNATURE

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITESTONE REIT

Date: December 8, 2009	By:	/s/ James C. Mastandrea
James C. Mastandrea Chief Executive Officer and Chairman of the Board of Trustees

ANNEX A

Excerpts from the Whitestone REIT 2009 Proxy Statement
filed on Schedule 14A with the SEC on April 3, 2009

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANANGEMENT

The following table sets forth beneficial ownership information, as of March 9, 2009, including shares such persons had a right to acquire within 60 days after March 9, 2009 through the exercise of vested restricted common shares or restricted common share units for (i) each person known by us to own beneficially 5% or more of the outstanding common shares, (ii) each of our trustees, (iii) each of our Named Executive Officers and (iv) all of our trustees and executive officers as a group. We are not aware of any shareholder who owns 5% or more of our outstanding common shares.

Name of Beneficial Owner	Shares Beneficially Owned(1)		Percent
Named Executive Officers:
James C. Mastandrea	200,000	(2)	1.9%
John J. Dee	125,000	(3)	1.2%
David K. Holeman	75,000	(4)	*
Valarie L. King	50,000	(5)	*
Daniel E. Nixon, Jr.	50,000	(6)	*
Non-Employee Trustees:
Dayrl J. Carter	5,000	(7)	*
Daniel G. DeVos	5,000	(8)	*
Donald F. Keating	44,433	(9)	*
Jack L. Mahaffey	77,730	(10)	*
Chris A. Minton	49,672	(11)	*
All executive officers and trustees as a Group (10 persons)(12)	681,835		6.6%

__________________
* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to those shares.

(2)
Includes 200,000 restricted common shares and excludes 381,190 restricted common share units and 703,912 units in our Operating Partnership, which are redeemable for cash or, at our option, for common shares on a one-for-one basis.

(3)	Includes 125,000 restricted common shares and excludes 317,497 restricted common share units.

(4)	Includes 75,000 restricted common shares and excludes 60,000 restricted common share units.

(5)	Includes 50,000 restricted common shares and excludes 60,000 restricted common share units.

(6)	Includes 50,000 restricted common shares and excludes 75,000 restricted common share units.

(7)	Represents 5,000 restricted common shares.

(8)	Represents 5,000 restricted common shares.

(9)	Includes 5,000 restricted common shares and excludes 23,957 units in our Operating Partnership, which are redeemable for cash or, at our option, for common shares on a one-for-one basis.

(10)	Includes 5,000 restricted common shares and excludes 31,943 units in our Operating Partnership, which are redeemable for cash or, at our option, for common shares on a one-for-one basis.

(11)
Includes 5,000 restricted common shares and 44,672 common shares owned by Mr. Minton’s wife for which Mr. Minton shares voting and dispositive power and excludes 30,231 units in our Operating Partnership, which are redeemable for cash or, at our option, for common shares on a one-for-one basis.

(12)	None of the shares beneficially owned by our trustees or named executive officers have been pledged as security for an obligation.

2009 Compensation Actions

In January 2009, the Committee granted restricted common shares and restricted common share units pursuant to our 2008 Long-Term Equity Incentive Ownership Plan (“2008 Plan”) to the following named executive officers:

Name	Grant Date	Number of Shares	Award Type (1)
James C. Mastandrea	1/2/2009	200,000	Restricted Common Shares
	1/2/2009	381,190	Restricted Common Share Units
John J. Dee	1/2/2009	125,000	Restricted Common Shares
	1/2/2009	317,497	Restricted Common Share Units
David K. Holeman	1/2/2009	75,000	Restricted Common Shares
	1/2/2009	60,000	Restricted Common Share Units
Valarie L. King	1/2/2009	50,000	Restricted Common Shares
	1/2/2009	60,000	Restricted Common Share Units
Daniel E. Nixon, Jr.	1/2/2009	50,000	Restricted Common Shares
	1/2/2009	75,000	Restricted Common Share Units

(1) The awards shall vest in accordance with performance targets as set forth in the applicable award agreements.

Annex A-2

Executive Officer Compensation

2008 Summary Compensation Table

The table below summarizes the total compensation paid or earned to each of the Named Executive Officers in 2006, 2007 and 2008.

Name	Year	Salary(1)	Bonus(2)	All Other Compensation (3)		Total (4)

James C. Mastandrea	2008	$284,616	$75,000	$89,130	(5)	$448,746
Chairman & Chief	2007	200,000	-	51,541	(6)	251,541
Executive Officer	2006	50,000	-	-		50,000

John J. Dee	2008	193,846	50,000	40,074	(7)	283,920
Chief Operating Officer	2007	160,000	-	26,994	(8)	186,994
	2006	39,385	20,000	-		59,385

David K. Holeman	2008	176,703	5,000	4,676	(9)	186,379
Chief Financial Officer	2007	170,000	-	2,550	(10)	172,550
	2006	21,577	-	-		21,577

Valarie L. King	2008	103,385	10,000	3,402	(11)	116,787
SVP-Property	2007	100,375	-	1,500	(12)	101,875
Management	2006	19,231	-	-		19,231

Daniel E. Nixon, Jr.	2008	175,000	5,396	26,324	(12)	206,720
SVP – Leasing and	2007	77,085	10,000	11,073	(13)	98,158
Redevelopment	2006	-	-	-		-

__________________

(1)	Base salary paid in 2008, 2007 and 2006. The 2006 salary represents a partial year salary for Messrs. Mastandrea, Dee and Holeman and Ms. King.

(2)	Discretionary bonuses for 2008, 2007 and 2006. Bonuses paid were based on prior year performance and to make up for below-market base salary levels

(3)	See individual footnotes for details.

(4)	Total of all items in this table.

(5)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing cost of $37,354, (c) matching contributions under our 401(k) plan of $10,173, (d) health insurance, and (e) personal travel of $25,825.

(6)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $3,000, (d) health insurance, and (e) personal travel.

(7)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $7,750, (d) health insurance, and (e) personal travel.

Annex A-3

(8)	Represents (a) the cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $2,400, and (d) personal travel.

(9)	Represents matching contributions under our 401(k) plan of $4,676.

(10)	Represents matching contributions under our 401(k) plan of $2,550.

(11)	Represents matching contributions under our 401(k) plan of $3,402.

(12)	Represents matching contributions under our 401(k) plan of $1,500.

(13)	Represents (a) auto allowance, (b) temporary housing costs, (c) matching contributions under our 401(k) plan of $4,038, (d) health insurance and (e) personal travel.

(14)	Represents (a) auto allowance, (b) temporary housing costs, (c) health insurance and (d) personal travel.

Grants of Plan Based Awards

Our shareholders approved our 2008 Plan in July 2008.  No awards were granted pursuant to the plan during 2008.  For information regarding awards granted in 2009, see “Compensation Discussion and Analysis – 2009 Compensation Actions.”

Payments/Rights Upon Termination or Change in Control

We have not entered into employment agreements with any of our executive officers.  However, our 2008 Plan provides for certain vesting in the event of a change in control.  The following summarizes the compensation payable to each Named Executive Officer in the event of a termination of the executive’s employment.

Payments Made Upon Any Termination.  In all events, we are obligated to pay all salary and benefits accrued to the executive through and including the date of termination.

Payments Made Upon Death or Disability.  In the event of the employee’s death or disability, any unvested restricted common shares or unvested restricted common share units shall immediately vest.

Award Vesting Acceleration.  In the event of a Change in Control, as defined below, any unvested restricted common shares or restricted common share units granted pursuant to the 2008 Plan will automatically vest prior to the consummation of such Change in Control.  In addition, if there are any restricted common share units which have been allocated but not yet granted and the employee remains employed with the acquiring or successor entity, then the employee must receive an award of a comparable value covering shares of a successor corporation.

Change in Control shall mean, unless otherwise defined in the applicable award agreement, any of the following events:

1.
any person or entity, including a “group” as defined in Section 13(d)(3) of the Exchange Act, other than Whitestone or a wholly-owned subsidiary thereof or any employee benefit plan of Whitestone or any of its Subsidiaries, becomes the beneficial owner of Whitestone’s securities having 35% or more of the combined voting power of the then outstanding securities of Whitestone that may be cast for the election of trustees of Whitestone (other than as a result of an issuance of securities initiated by Whitestone in the ordinary course of business);

2.
as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of Whitestone or any

Annex A-4

successor company or entity entitled to vote generally in the election of the trustees of Whitestone or such other corporation or entity after such transaction are held in the aggregate by the holders of Whitestone’s securities entitled to vote generally in the election of trustees of Whitestone immediately prior to such transaction;

3.
during any period of two (2) consecutive years, individuals who at the beginning of any such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by Whitestone’s shareholders, of each trustee of Whitestone first elected during such period was approved by a vote of at least two-thirds (2/3rds) of the trustees of Whitestone then still in office who were (a) trustees of Whitestone at the beginning of any such period, and (b) not initially (1) appointed or elected to office as result of either an actual or threatened election and/or proxy contest by or on behalf of a person other than the Board, or (2) designated by a person who has entered into an agreement with Whitestone to effect a transaction described in (1) or (2) above or (4) or (5) below;

4.	a complete liquidation or dissolution of Whitestone;

5.	the sale or other disposition of all or substantially all of the assets of Whitestone to any person (other than a transfer to a subsidiary); or

6.
with respect to award agreements for the chief executive officer, the chief operating officer and the chief financial officer only, a termination of the chief executive officer without cause, excluding non-appealable determinations by a court of law for fraud, gross negligence, or willful neglect, which would be considered termination for cause.

COMPENSATION OF TRUSTEES

Cash Compensation

Our non-employee trustees are paid an annual fee of $10,000.  In addition, our non-employee trustees receive $1,000 for each in-person or telephonic board meeting they attend.  Effective for fiscal year 2009, we pay an annual fee of $10,000 and our non-employee trustees receive $1,000 for each in-person board meeting and $500 for each telephonic board meeting they attend.  Trustees do not receive additional compensation for committee meetings. Non-employee trustees also are reimbursed for out-of-pocket expenses incurred to attend board meetings.

Equity Awards

Our trustees are eligible to receive award grants pursuant to our 2008 Plan.  No trustees received any grants during 2008.  On March 25, 2009 each of our five independent trustees were granted 5,000 restricted common shares which vest in equal installments in 2010, 2011, and 2012.

Annex A-5

2008 Trustee Compensation

The table below summarizes the compensation we paid to each non-employee trustee in 2008.  No employee who serves as a trustee is paid for those services.

Name (1)	Fees Earned or Paid in Cash	Share Awards(2)	Total (3)
Daryl J. Carter(4)	$-	$-	$-
Daniel G. DeVos(4)	-	-	-
Donald F. Keating	24,000	-	24,000
Jack L. Mahaffey	25,000	-	25,000
Chris A. Minton	25,000	-	25,000

(1)
James C. Mastandrea, our Chairman of the Board and Chief Executive Officer is not included in the table as he is an employee and thus receive no compensation for his services as a trustee.  The compensation received by Mr. Mastandrea as an employee is shown in the Summary Compensation Table on page 25 of the 2009 Proxy Statement.

(2)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year for awards of shares accounted in accordance with FASB ASC 260, Earnings Per Share.  No grants were awarded in 2008, thus no amounts were recorded for financial statement purposes.

(3)	We do not have a pension plan or non-qualified deferred compensation plan.

(4)	Messrs. Carter and DeVos were appointed as trustees in 2009; therefore they received no compensation in 2008.

TRANSACTIONS WITH RELATED PERSONS

On January 16, 2009, we, through our Operating Partnership, acquired Spoerlein Commons, a property located in Buffalo Grove, Illinois. Our Operating Partnership acquired Spoerlein Commons pursuant to the terms and conditions of the purchase, sale and contribution agreement dated December 18, 2008, or the Agreement, between our Operating Partnership and Bank One, Chicago, NA, as trustee under the Trust Agreement dated January 29, 1986 and known as Trust Number TWB-0454, or the Seller. Midwest Development Venture IV, an Illinois limited partnership, or Midwest, is the sole beneficiary of the Seller under the Trust Agreement.

In exchange for Spoerlein Commons, our Operating Partnership paid the Seller $5,500,000, received credit for net prorations of $275,854 and issued 703,912 OP units, valued at $5.15 per unit, or an aggregate of approximately $3,625,146, for a total purchase price of $9,401,000.

Midwest, the sole beneficiary of the Seller, was entitled to all earnings and proceeds from the sale of Spoerlein Commons. James C. Mastandrea, our Chairman, President and Chief Executive Officer, is the controlling limited partner in Midwest. Because of Mr. Mastandrea’s relationship with the Seller, a special committee of the independent trustees determined the terms of the transaction, which included the use of an independent appraiser to value Spoerlein Commons.

Annex A-6

          Our OP units were issued in reliance on the exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended. The issuance was not affected using any form of general advertising or general solicitation and the issuance was made to a qualified investor.

          Our OP units are convertible on a one-for-one basis into cash, or at our option, our common shares at any time after July 1, 2009 in accordance with the terms of the partnership agreement.  The Seller was not entitled to any dividends or distributions with respect to the OP units prior to June 30, 2009.

 Annex A-7